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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)
 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Xueda Education Group
(Name of the Issuer)

Xueda Education Group
Xiamen Insight Investment Co., Ltd.
Xueda Acquisition Limited
Rubin Li
Goodor Corporation
Xin Jin
Golden Section Holding Corporation
Jinbo Yao
Nihao China Corporation
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)

98418W109
(CUSIP Number)

Ross Warner Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Wang Yin Xiamen Insight Investment Co., Ltd. 1438 Hongqiao Road, Shanghai The People's Republic of China +86-21-6401-9890	Hao Ji
Xueda Acquisition Limited
c/o International Corporation Services Ltd.
PO Box 472, 2nd Floor, Harbour Place,
103 South Church Street, George Town
KY1-1106, Grand Cayman, Cayman Islands
+86-138-1851-3740

Rubin Li Goodor Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Xin Jin Golden Section Holding Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Jinbo Yao Nihao China Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Tim Gardner, Esq. Weil, Gotshal & Manges 29th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-3476-9000	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7600	Charles C. Comey, Esq. Michael O'Bryan, Esq. Morrison & Foerster LLP 755 Page Mill Road Palo Alto, CA 94304 U.S.A. +1 (650) 813-5600	David Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road, Central Hong Kong +852-3761-3300

This statement is filed in connection with (check the appropriate box):

☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
The filing of a registration statement under the Securities Act of 1933.
☐
A tender offer
☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

		Page
Item 15	Additional Information	1
Item 16	Exhibits	2

INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Xueda Education Group, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.0001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing two Shares ("ADSs"); (b) Xiamen Insight Investment Co., Ltd., a joint stock company established and existing under the laws of the People's Republic of China ("Parent"); (c) Xueda Acquisition Limited ("Merger Sub"), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent formed solely for the purpose of effecting the merger; (d) Mr. Rubin Li, the chairman of the board of directors of the Company ("Mr. Li"); (e) Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Li; (f) Mr. Xin Jin, a director and the chief executive officer of the Company ("Mr. Jin"); (g) Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jin; (h) Mr. Jinbo Yao, a director of the Company ("Mr. Yao"); and (i) Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Yao. Mr. Li, Mr. Jin and Mr. Yao are each referred to herein as a "Founder" and collectively the "Founders." Mr. Li, Goodor Corporation, Mr. Jin, Golden Section Holding Corporation, Mr. Yao and Nihao China Corporation are each referred to herein as a "Founder Party" and collectively as the "Founder Parties." Parent and the Founder Parties are each referred to herein as a "member of the Buyer Group" and collectively as the "Buyer Group." The Founders, each through his wholly-owned PRC investment company, have entered into share purchase agreements, to be effective pending the conditions set forth therein, to purchase newly-issued shares of Parent for cash pursuant to a proposed private placement of Parent's shares which is expected to close after the completion of the merger.

        This Transaction Statement relates to the agreement and plan of merger (the "Merger Agreement") dated as of July 26, 2015, by and among Parent and the Company, as joined by Merger Sub pursuant to a joinder agreement dated as of October 30, 2015.

        All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

Item 15    Additional Information

        Item 15(c) is hereby amended and supplemented as follows:

        Pursuant to the Merger Agreement, the obligations of the Company, Parent and Merger Sub to effect the Merger are conditioned upon, among other things, the receipt of all Required Approvals (as defined in the Merger Agreement), which include: (i) filings with the National Development and Reform Commission of the PRC or its competent local counterparts and with the Ministry of Commerce of the PRC or its competent local counterparts with respect to the consummation of the Transactions by Parent and Merger Sub; (ii) approvals of or filings with the Ministry of Education of the PRC and/or the Ministry of Finance of the PRC with respect to the consummation of the Transactions by Parent and Merger Sub; and (iii) filing with the State Administration of Foreign Exchange of the PRC or its competent local counterparts in connection with the Transactions.

        As of the date of this Transaction Statement, all Required Approvals have been obtained, or have been confirmed by the Filing Persons in consultation with relevant governmental authorities to be inapplicable to the Transaction.

        The obligations of Parent and Merger Sub to effect the Merger under the Merger Agreement are also conditioned upon, among other things, (i) the full performance by the parties (other than Parent) to the Termination Agreement (as defined in the Merger Agreement) of their respective obligations thereunder (except for immaterial non-compliance); and (ii) the completion of the transfer of the VIE equity interests from the Natural Person Shareholders (as defined in the Termination Agreement) to Parent, and the registration with Beijing Administration for Industry and Commerce or its local counterparts ("BAIC") of such transfer.

        As of the date of this Transaction Statement, the registration of the equity interest transfer with BAIC has not been completed, and accordingly the conditions precedent to the obligations of Parent and Merger Sub to effect the Merger have not all been satisfied. The Filing Persons currently expect that the registration of the equity interest transfer with BAIC will be completed in the second quarter of 2016.

        Except as set forth above, as of the date of this Transaction Statement, all the other conditions precedent in the Merger Agreement have been satisfied or waived, or will be satisfied immediately prior to the consummation of the Merger.

        The Filing Persons currently intend to consummate the Merger as soon as practicable after all conditions precedent in the Merger Agreement have been satisfied or waived.

Item 16    Exhibits

  (a)
  (1)  Proxy Statement of the Company dated October 30, 2015 (the "proxy statement").

  (2)
  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (3)
  Proxy Card, incorporated herein by reference to the proxy statement.

  (4)
  Depositary's Notice, incorporated herein by reference to the proxy statement.

  (5)
  ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

  (6)
  Press Release issued by the Company, dated July 27, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 27, 2015.

  (b)
  Not applicable

  (c)
  (1)  Opinion of Lazard Asia (Hong Kong) Limited, dated July 25, 2015, incorporated herein by reference to Annex B of the proxy statement.

  (2)
  Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated July 25, 2015.

  (d)
  (1)  Agreement and Plan of Merger, dated as of July 26, 2015, by and among the Company and Parent incorporated herein by reference to Annex A to the proxy statement.

  (2)
  English translation of the Termination Agreement, dated as of July 26, 2015, by and among Xueda Education Group, Xiamen Insight Investment Co., Ltd., Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xin Jin, Rubin Li, Jinbo Yao, Changyong Zhu, Qiang Deng, Junhong Pu, Yafei Wang, Zhaoming Chai and Junbo Song, incorporated herein by reference to Annex E to the proxy statement.

    (3)
    English translation of the form of Equity Transfer Agreement, to be entered into by Xiamen Insight Investment Co., Ltd and each of the shareholders of Xueda Information Technology Co., Ltd., respectively, upon satisfaction of certain conditions pursuant to the Termination Agreement, incorporated herein by reference to Appendix II of Annex E to the proxy statement.

    (4)
    Support Agreement, dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation, incorporated herein by reference to Annex F to the proxy statement.

    (5)
    Limited Guarantee, dated as of July 26, 2015, by Tsinghua Unigroup Ltd. in favor of the Company, incorporated herein by reference to Annex G to the proxy statement.

    (6)
    English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Leyun Investment Co. Ltd., incorporated herein by reference to Annex H to the proxy statement.

    (7)
    English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Guduo Investment Co., Ltd., incorporated herein by reference to Annex I to the proxy statement.

    (8)
    English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Kejin Investment Co., Ltd., incorporated herein by reference to Annex J to the proxy statement.

  (f)
  (1)  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

  (2)
  Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: April 8, 2016

XUEDA EDUCATION GROUP
By:	/s/ CHEUNG KIN AU-YEUNG Name: Cheung Kin Au-Yeung Title: Independent Committee Chairman
XIAMEN INSIGHT INVESTMENT CO., LTD.
By:	/s/ HAO JI Name: Hao Ji Title: Director
XUEDA ACQUISITION LIMITED
By:	/s/ HAO JI Name: Hao Ji Title: Director
RUBIN LI
/s/ RUBIN LI Rubin Li
GOODOR CORPORATION
By:	/s/ RUBIN LI Name: Rubin Li Title: Director
XIN JIN
/s/ XIN JIN Xin Jin
GOLDEN SECTION HOLDING CORPORATION
By:	/s/ XIN JIN Name: Xin Jin Title: Director
JINBO YAO
/s/ JINBO YAO Jinbo Yao
NIHAO CHINA CORPORATION
By:	/s/ JINBO YAO Name: Jinbo Yao Title: Director

EXHIBIT INDEX

Exhibit Number	Description
(a)-(1)	Proxy Statement of the Company dated October 30, 2015 (the "proxy statement").†
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Depositary's Notice, incorporated herein by reference to the proxy statement.
(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(6)
Press Release issued by the Company, dated July 27, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 27, 2015.
(b)	Not applicable
(c)-(1)	Opinion of Lazard Asia (Hong Kong) Limited, dated July 25, 2015, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated July 25, 2015.*
(d)-(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among the Company and Parent incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
English translation of the Termination Agreement, dated as of July 26, 2015, by and among Xueda Education Group, Xiamen Insight Investment Co., Ltd., Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xin Jin, Rubin Li, Jinbo Yao, Changyong Zhu, Qiang Deng, Junhong Pu, Yafei Wang, Zhaoming Chai and Junbo Song, incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)
English translation of the form of Equity Transfer Agreement, to be entered into by Xiamen Insight Investment Co., Ltd and each of the shareholders of Xueda Information Technology Co., Ltd., respectively, upon satisfaction of certain conditions pursuant to the Termination Agreement incorporated herein by reference to Appendix II of Annex E to the proxy statement.
(d)-(4)
Support Agreement, dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation, incorporated herein by reference to Annex F to the proxy statement.
(d)-(5)	Limited Guarantee, dated as of July 26, 2015, by Tsinghua Unigroup Ltd. in favor of the Company, incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)
English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Leyun Investment Co. Ltd., incorporated herein by reference to Annex H to the proxy statement.
(d)-(7)
English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Guduo Investment Co., Ltd., incorporated herein by reference to Annex I to the proxy statement.

Exhibit Number	Description
(d)-(8)	English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Kejin Investment Co., Ltd., incorporated herein by reference to Annex J to the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

†
Previously filed on October 30, 2015.

*
Previously filed on August 24, 2015.